July 12, 2021	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Tower One Wireless Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	August 06, 2021
Record Date for Voting (if applicable):	August 06, 2021
Beneficial Ownership Determination Date:	August 06, 2021
Meeting Date:	September 22, 2021
Meeting Location (if available):	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
CLASS A COMMON	89186Q101	CA89186Q1019

Sincerely,

Computershare
Agent for Tower One Wireless Corp.